December 9, 2013

VIA EDGAR AND EMAIL (HatchL@sec.gov and BotkinM@sec.gov)

Ms. Laura Hatch and Ms. Monique Botkin

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

RE:	U.S. Global Investors Funds
Tax Free and Near-Term Tax Free Funds
N-14

Dear Ms. Hatch and Ms. Botkin:

This letter responds to a follow-up comment you provided to me by telephone on December 9, 2013.

1.              Comment: In the pro forma narrative, you asked us to beef up the description of the securities being sold as part of the repositioning of the Tax Free Fund in advance of the reorganization. In particular, you asked us to state that the securities being sold are municipal securities (if true) and to add the range of maturities being sold.

Response: The requested change has been made. Specifically, the second sentence of the paragraph under “Repositioning Costs” on page 3 of the SAI has been modified to read as follows: “Securities identified to be sold were municipal securities with stated final maturities ranging from 2026 to 2043. These securities were 23 percent of the net assets of the Tax Free Fund as of August 23, 2013, the date of the approval of the Reorganization by the Funds’ Board of Trustees.”

*              *              *

I trust that the foregoing is responsive to your comments.  Please call me at 210-308-1231 if you have any questions.

Best regards,

/s/ James L. Love

James L. Love
Chief Compliance Officer/Deputy General Counsel
U.S. Global Investors Funds